May 31, 2006


VIA EDGAR

David R. Humphrey, Accounting Branch Chief
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, DC  20549


Re:  AMR Corporation
     Form 10-K filed for the year ended December 31, 2005
     Filed February 24, 2006
     File No. 1-8400

Dear Mr. Humphrey:

This letter sets forth AMR Corporation's (AMR or the Company) responses with respect to the staff's comment letter dated May 18, 2006 on AMR's Form 10-K for the year ended December 31, 2005 and AMR's Form 10-Q for the quarter ended March 31, 2006. The numbered responses in this letter correspond to the numbered paragraphs from the comment letter. Both the staff's comments and AMR's responses have been included.


Item 7.  Management's Discussion and Analysis
Other Information
Critical Accounting Policies and Estimates, page 39

1. We note that you use the incremental cost method to account for your frequent flyer liability. Please tell us, and if material include a discussion, whether you expect your estimated liability to be significantly affected in future periods due to the escalating cost of fuel.

Response: As described in multiple parts of the Company's 2005 Form 10-K (most specifically in Item 7(A) "Quantitative and Qualitative Disclosures about Market Risks") the Company's operations are significantly affected by volatility in the cost of fuel. The Company includes changes in the cost of jet fuel in the incremental cost equation by using a twelve-month rolling average that is updated and reflected monthly in the frequent flyer liability. The relatively short twelve-month rolling average incorporates recent fuel price trends in the frequent flyer liability. The Company believes the use of a historical rolling average is a better predictor of future cost than using current spot prices or forward prices, due to the volatility of those prices. From the end of 2004 to the end of 2005, the increase in the price of jet fuel was consistent with the increase in the price of fuel used for calculation of the incremental cost for the Company's frequent flier liability. Any future increase in fuel costs would result in a proportional increase in the future fuel cost liability to the extent the Company has not hedged the exposure. However, the Company does not expect the amount of any resulting increase in the frequent flyer liability to be significant.


                         1

Note 1 - Accounting Policies (Restricted Cash), page 52

2. We have noted that a number of registrants in your industry (airline carriers) have had cash held back ("cash reserves") with credit card processors or other financial institutions as collateral to support credit card holdbacks for advance ticket sales made by customers as security for the potential exposure of unused tickets that affords customers with certain protections under federal laws (governing credit card use) in the event that an airline fails to fulfill its travel obligation, including the bankruptcy of the airline. In this regard, we also note that funds are not made available to the airline until the related travel service is provided. It is our understanding that registrants may classify the amount of cash holdbacks as "Restricted Cash" on their balance sheet until the cash is received by the airline upon the occurrence of the scheduled flight departure. From the disclosures in the accounting policy notes, it is unclear whether your consolidated financial statements contain any cash holdbacks ("reserves") of this type that have been classified as "Restricted Cash". Please advise accordingly.

Response: The Company has been required to provide a cash holdback to its primary credit card processor; however, the structure of the Company's holdback is different from the arrangements applicable to other carriers as described by the staff in its comment letter. The holdback is not contractually determined as a percentage of the Company's outstanding ticket sales, but was a one-time, negotiated amount that was fixed at the time the holdback was established. As such, the credit card processor retained $120 million in 2003 for potential credit risk exposure, which resulted in a reduction to cash flows from operations during that year since the cash was not remitted to AMR. In addition, the Company recorded the holdback in Other Long-term Assets, not Restricted Cash, in the Consolidated Balance Sheet. At this time, the Company has no expectation that the $120 million will be returned to the Company in the next twelve months and it continues to be classified as a long-term asset.


3. However, we note that your consolidated statement of cash flows reflect all changes in "restricted cash" as an investing activity. If your "restricted cash" includes this type of cash reserves described above, it appears that classification of the increase in "restricted cash" as an investing activity at the date a ticket is sold may not be appropriate. As such, operating cash flows would be favorably impacted on the initial date of a sale of an airline ticket by the increase in deferred revenue of the ticket sale, while the increase in "restricted cash" is classified as an investing activity. As the airline is not entitled to the receipt of these cash reserves until the occurrence of the scheduled flight departure, it appears one can view the cash holdback amounts in a manner similar to an uncollected amount billed to a customer (i.e. trade account receivable) as opposed to a collection from a customer followed by an investment in "restricted cash". In the alternative, the uncollected amount that is restricted as to its ultimate collection until the fulfillment of the carrier's travel obligation could also be afforded treatment as a non-cash transaction in accordance with paragraph 32 of SFAS 95, on the date the ticket is sold. The treatment in either of these views would not impact operating cash flows on the date the ticket is sold, as it appears that operating cash flows should not be impacted until the travel obligations is completed and the company is entitled to the cash from this revenue producing activity. It also appears that footnote 1 of SFAS 95 would not apply directly or by analogy to these circumstances as (i) the cash on hand with other financial institutions applies directly to the definition of what constitutes "unrestricted" cash & cash equivalents in the statement of cash flows; and (ii) the "bank's granting of a loan by crediting the proceeds to a customer's demand deposit account is a cash payment by the bank and cash receipt by the customer when entry is made" appears to apply to the customers ability to access "unrestricted" funds loaned by the bank or financial institution when loaned funds are available.


                             2

  In the event your consolidated financial statements include any amounts of "restricted cash" as described above, please furnish us how (the amounts) your consolidated statement of cash flows would be impacted for each of the last three fiscal years if there is no impact on operating cash flows in treating this item similar to a trade receivable or as a non-cash transaction at the date a ticket is sold, as opposed to classifying the amount of "restricted cash" as an investing activity upon the sale of a ticket under these circumstances. In addition, please consider the views above and tell us why you believe your accounting treatment is appropriate under these circumstances. If necessary, please revise your consolidated statement of cash flows, accordingly.

Response: The Company has no transactions structured as described above.


Note 1 - Accounting Policies (Property & Equipment), page 53

4. In the beginning of fiscal 2005, we note that you changed the depreciable lives of your Boeing 737-800, Boeing 757-200 and McDonnell Douglas MD-80 aircraft from 25 years to 30 years. This change in expected useful lives was accounted for as a change in estimate that prospectively reduced your depreciation and amortization expense by approximately $108 million in the fiscal year ended December 31, 2005. In this regard, the change materially reduced your fiscal 2005 operating loss and net loss (including the related per share amounts) by approximately 55% and 12%, respectively. It appears this change will continue to materially impact your results of operations in future periods. As your disclosure is vague and solely limited to describing the material change as "to more accurately reflect the expected useful lives", we are unclear on the changes in events and circumstances that warrant this revision in depreciable lives for certain of your aircraft.


5. We note that other major carriers generally limit the life of all aircraft to a maximum of 25 years. In addition, your consolidated financial statements in four of the last five fiscal years reflect material aircraft charges for the "accelerated" retirement of various aircraft and permanently grounded and retired MD-80 aircraft. Furthermore, it appears the effects of (i) obsolescence; (ii) demand; (iii) economic factors (including stability of industry and cost of fuel necessitating more fuel-efficient aircraft); (iv) technological advances; (v) level of maintenance expenditures required to obtain the expected future cash flows from the assets relative to its carrying value as the aircraft ages, etc. may suggest a limited useful life that does not warrant an extension from its prior useful life. In view of all the factors noted above, we have significant concerns as to the appropriateness of your change made to increase the estimated useful life of certain aircraft.



                            3

      With respect to this material change, please completely and clearly provide us with the following information on this matter:

  o The change in events and circumstances that warranted a revision in depreciable lives of these aircraft as of the beginning of the fiscal year 2005;

  Response: Beginning in 2001, the Company's financial condition rapidly deteriorated to the point that, among other things, it was forced to drastically reduce its planned capital spending. In addition, as disclosed in AMR's 8-K filing on November 22, 2004, American deferred the delivery date of 47 Boeing 737-800 aircraft by seven years. As a result of the deferral, American has no narrow body deliveries scheduled until 2013, a gap in deliveries unprecedented in the history of the Company since deregulation in 1978. The Company also recognized, and incorporated in its fleet planning at the time, that replacement of just the Company's large fleet of MD-80 aircraft by the age of 25 would require the Company to take delivery of an average of 20 aircraft per year over the next 16 years and would cost over ten billion dollars. The Company's financial condition, the decision to defer delivery of aircraft in late 2004 and the fact that the Company's fleet plan anticipates operating the aircraft in question to 30 years mandated the change of depreciable lives of its narrow body fleet. Additional detail related to the rationale for changing the depreciable lives is discussed below.


  o The empirical evidence relied upon that objectively justifies and supports this change in estimated useful lives of these depreciable assets;

  Response: Accounting Research Bulletin 43 states that generally accepted accounting principles require that an asset be depreciated over its expected useful life. The evidence that we relied on to support the change to a longer useful life was:

  - The Company's fleet plan required at least a 30 year useful life for these aircraft and the physical condition of the aircraft would allow them to be flown for 30 years or more.

  - The absence of scheduled narrow body deliveries until 2013 (even those 47 deliveries would only replace nine percent of the Company's existing narrow body fleet of 547 aircraft assuming the deliveries are not used to grow the Company's capacity at that time).

  - The financial condition of the Company, which significantly limited its flexibility to purchase new aircraft.

  - Absence of technology step change for narrow body aircraft, such as technology that would allow the Company to fly its aircraft using fewer pilots or fewer engines (as was the case with replacements for previous generation aircraft such as the B-727), that would clearly economically compel the Company to replace the fleet. In fact, Northwest Airlines is currently operating its DC-9 aircraft, which is an earlier version of AMR's MD-80 aircraft, well beyond 30 years.

  - There are currently no government regulations, such as noise reduction requirements, that would require aircraft replacement.


                              4

  o All the unique characteristics and features of these three types of aircraft that support a greater useful life than your other aircraft. In addition, please specifically tell us why these two types of Boeing aircraft warrant an extension of life while other
     Boeing aircraft in your fleet currently have shorter estimated useful lives or were "accelerated" in their retirement during the last five years;

  Response: All of American's fleet types are currently depreciated over 30 years except for the Airbus A300, and the Boeing 767. The A300 and B-767 have shorter lives due to unique characteristics of these fleet types. The
  A300 is a small fleet for the Company (34 aircraft - 10 owned and 24 operating leased) with limited application in our network, and ultimately not generating the same economies of scale as our larger fleet types. As part of the fleet simplification efforts discussed below, AMR plans to cease using these aircraft as the related operating leases expire over the next several years, and recorded a fleet impairment charge in 2003 for the planned accelerated retirement.

  The B-767 is being replaced in the market place by new technology Boeing and Airbus aircraft which are being represented by the manufacturers as being significantly more efficient and having significantly longer range than the B-767. Since these replacement aircraft will be available as soon as 2008, the Company did not increase the depreciable life for the B-767. No similar new technology replacement suitable for the B-737, B-757 or MD-80 missions in our network is currently offered or anticipated to be available in the near future.

  Please refer to the discussion below regarding previous accelerated fleet retirements.


  o The consideration given to your prior history of "accelerating" the retirement of aircraft in justifying this change to increase the estimated useful life of these aircraft;

  Response: Well before the events of September 11, 2001, the Company had implemented an initiative to reduce the number of fleet types operated by American as the large number of fleet types created a competitive cost disadvantage against other carriers. This initiative was accelerated subsequent to September 11th because the Company decreased capacity by approximately 20 percent in response to decreased demand for air travel, which provided a unique opportunity to rationalize and reduce the number of different fleet types. Therefore, the "accelerated retirement" of certain aircraft was not the result of any decision regarding the capabilities of the aircraft but instead was the result of the Company's large number of fleet types and the economic downturn resulting from the terrorist attacks. As such, we do not expect to accelerate retirement of additional fleet types in the foreseeable future, other than the retirement of the A300 fleet discussed above.


  o The effects of competition, economic factors, technological advances, level of maintenance expenditures as the aircraft ages, etc. as cited in our 2nd paragraph of this comment above in supporting the revision in estimated useful life;

  Response: All of the above-mentioned issues are analyzed by AMR, including senior management, on an on-going basis for fleet planning purposes, weighing the airline's aircraft requirements and its long-term capacity assumptions. For each fleet type, an analysis is performed with the most up-to-date competitive data, cost data, and technical data to compare the economics of the current fleet with an alternative fleet that would require a significant investment to obtain. Anticipated changes in technology, competition and other factors are considered when evaluating the useful life of each aircraft type.

                            5

  One overriding economic challenge the Company faces in fleet purchase decisions is that the airline industry has historically lost money, as evidenced by the recent bankruptcies of airlines serving more than 50 percent of domestic capacity. Given this history and the Company's current financial performance, the financial hurdle for placing future aircraft orders in the near term is significant.

  As it pertains to the MD-80, B-737, and B-757 aircraft, the Company does not expect that any current or anticipated technological advances beyond these aircrafts' capabilities, or any maintenance savings or fuel efficiencies potentially driven by replacing these aircraft, would justify the capital expenditure required to replace these fleets in their entirety prior to the completion of 30 years of service, given the Company's financial condition.


  o The reasons that you believe a 30 year estimated useful life is appropriate while your competitors (other major airline carriers) generally limit the life of all their aircraft to a maximum of 25 years. Furthermore, specifically tell us the reasons you believe a 30 year estimated life is appropriate for these three aircraft while other companies are depreciating these same aircraft over shorter estimate lives (e.g. 25 years);

  Response: Because the depreciable lives of aircraft are based on their economic lives and not their physical lives and are estimates made by management of other carriers in view of those carriers' unique facts and circumstances, AMR is unable to assess the lives assigned to aircraft by other carriers. However, according to public disclosures, other major carriers use aircraft lives greater than 25 years. For example, Northwest uses an estimated useful life of 39 years for certain of its DC-9 aircraft, which is an earlier version of AMR's MD-80 aircraft. In addition, United increased the depreciable lives of its narrow body aircraft beyond 25 years upon its emergence from bankruptcy this year as disclosed in its Form 10-Q for the quarter ended March 31, 2006.


  o Why this material change did not result in robust MD&A disclosure, including a critical accounting estimates discussion in accordance with FR-72 on this sensitive and critical change in assumptions and estimates thereto;

  Response: Since 2002, the Company's focus in MD&A has been to communicate to investors the extremely challenging liquidity situation and difficult revenue environment it faces, and more recently the enormous impact of rising fuel prices on the Company's financial results. In light of this focus and because the Company believed it was transparent that its financial resources would not allow replacement of its narrow body fleet in the foreseeable future, the Company believed the disclosure that its estimated useful lives are critical accounting policies and estimates as noted on page 40 of AMR's 2005 Form 10-K and the disclosure of the impact of the change in year over year analysis, including in the beginning of the Results of Operations discussion, were appropriate. Investors were also made aware of the change prior to implementation through discussion in the MD&A section of the 2004 Form 10-K.

  In response to the staff's comment, the Company will discuss any future changes in depreciable lives of its aircraft or other assets in its critical accounting policies and estimates in future filings.


                           6


  o Whether your Board of Directors and Audit Committee fully considered your supporting evidence for this change and formally concurred with management's decision, as the disclosure in the proxy materials filed April 21, 2006 does not address this material change being specifically discussed by the Audit Committee in its meetings;

  Response: The change in estimate and the reasons behind the change were discussed thoroughly with the Audit
  Committee prior to implementing the change.  The Audit
  Committee concurred with management's evaluation of the facts and circumstances discussed above.


  o  The audit evidence that you furnished to Ernst & Young
     LLP, your independent auditor, to support this significant change to increase the estimated useful life of these aircraft.

  Response: Ernst & Young LLP relied on the supporting evidence for the facts and circumstances described above to conclude on the appropriateness of the change in estimate.


Frequent Flyer Program, page 54

6. Regarding your recognition of revenue for the sale of mileage credits, we note that the portion related to the marketing products sold and administrative costs is recorded as a component of passenger revenues. Please explain why you believe this is the appropriate classification and whether consideration was given to instead including that amount in "Other Revenues".

Response: For the year ended December 31, 2005, revenue recognized for the "marketing component" from the sale of frequent flyer miles was not a material portion of passenger revenues, representing approximately two percent of the Company's total revenues in 2005. Diversity in practice exists among airlines as to where revenue from the sale of frequent flyer miles deemed the "marketing component" is classified. Carriers' classifications of this revenue in 2005 included recording in passenger revenues, other revenues and as a reduction in related marketing expense. Since the inception of the AAdvantage Program in the 1980's, the Company's policy has been to bifurcate revenue from the sale of frequent flyer miles between the portion earned at inception (the "marketing component") and the amount attributable to transportation which is deferred and recognized based on the underlying travel. The Company has always recorded both components in Passenger Revenue because the revenue from both components is derived from the value of the Company's AAdvantage passengers. However, we recently became aware that the American Institute of Certified Public Accountants Accounting Standards Executive Committee (AcSEC) is planning to recommend that the "marketing component" be classified outside of passenger revenues in its current project to revise the airline audit guide. Based on the AcSEC's expected recommendation, the Company will undertake a review of its revenue classification and revise in future filings as appropriate.


                            7


Note 2 - Restructuring Charges and U.S. Government Grant, page 56

7. We note that you permanently grounded and retired 27 MD-80 aircraft in the fourth quarter of 2005, at which time you wrote each down to their fair values. Please tell us whether any asset impairment charges were recorded at the time the assets were placed in temporary storage, and your consideration of paragraph 8 of SFAS 144. In addition, please tell us how you have accounted for the additional nine aircraft that were not operated as of December 31, 2005, including whether any assessment of impairment has been performed and recorded. Finally, please tell us the average age of the 27 MD-80 aircraft retired.

Response: No impairment charges were recorded for the 27 aircraft upon temporary storage as the Company did not have plans to dispose of the assets at that time and they did not qualify for Held for Sale accounting under SFAS 144 or accrual under SFAS 146 when grounded. The Company considers the MD-80 fleet an asset group under SFAS 144, since the aircraft, and thus the associated cash flows, are interchangeable within our network because they fly the same mission types. Because the temporary grounding impacted less than ten percent of its owned and capital leased MD-80 aircraft and because the temporary grounding was due to scheduling efficiencies and not an asset specific change, the Company did not consider the temporary grounding to be a triggering event requiring evaluation for impairment. The average age of the 27 MD-80 aircraft retired in December 2005 was approximately 20 years.

The additional nine aircraft not operated by American as of December 31, 2005 are as follows:
  o  One Boeing 777-200 ER aircraft has been leased to Boeing.
  o Four operating-leased Fokker 100 aircraft were impaired in 2002 when the Company made the decision to eliminate its Fokker 100 fleet type and the aircraft were permanently grounded in 2004.
  o Four Boeing 767-200 aircraft (three operating leased and one owned) were permanently grounded in 2003 and are held pending disposal.


8. Supplementally, please generally explain the business reasons for placing aircraft on non-operating status or in temporary storage. Your discussion should include any company policy and historical experience regarding aircraft that are placed in temporary storage, including whether these aircraft are generally returned to service or are placed in storage prior to their disposal.

Response: Aircraft are considered non-operating when they are removed from the Company's fleet plan or are being utilized by other parties. The Company began temporarily grounding aircraft in the aftermath of September 11th in order to reduce capacity in the most cost-effective manner in the post-September 11th environment. Most of the aircraft stored in the aftermath of September 11th were fleet types that were subsequently retired (e.g., B-727s and B-717 aircraft.) More recently, scheduling efficiencies implemented under the Company's Turnaround Plan reduced the
number of aircraft required by the Company.   The Company
has chosen to ground aircraft instead of having the scheduling efficiencies result in increased capacity since increased capacity negatively impacts unit revenue. Thus, the decision was driven by the Company's efforts to manage supply and demand economics within the industry, not by any inherent weakness with the MD-80 fleet. The Company is temporarily storing an additional 27 MD-80 aircraft in 2006. These aircraft could be returned from storage if the industry climate, fuel prices and/or the Company's financial performance improves, or if they are needed to backfill active aircraft at lease expiration in future periods.



                          8


Form 10-Q for the quarter ended March 31, 2006
Note 6, page 6

9. Refer to your discussion of the 4.25 percent senior convertible notes due in 2023, which have become convertible into shares of AMR common stock. Please explain why the conversion option is not a derivative liability that must be fair valued under SFAS 133/EITF 00-
      19. In addition, it appears that no beneficial conversion feature has been recorded. Supplementally, please provide a discussion of your accounting for the conversion option and your consideration of the guidance in EITF 00-27.

Response: Paragraph 4 of EITF 00-19 states: "The Task Force observed that, pursuant to paragraphs 11(a) and 12(c) of Statement 133, if an embedded derivative is indexed to the reporting entity's own stock and would be classified in stockholders' equity if it was a freestanding derivative, that embedded derivative is not considered a derivative for purposes of Statement 133. The Task Force reached a consensus that for purposes of evaluating under Statement 133 whether an embedded derivative indexed to a company's own stock would be classified in stockholders' equity if freestanding, the requirements of paragraphs 12-32 of this Issue do not apply if the hybrid contract is a conventional convertible debt instrument in which the holder may only realize the value of the conversion option by exercising the option and receiving the entire proceeds in a fixed number of shares or the equivalent amount of cash (at the discretion of the issuer)."

As discussed in the Company's 2005 Form 10-K, the notes are convertible into AMR common stock or cash (at the Company's discretion) at a fixed conversion rate (57.61 shares per $1,000 principal amount of notes) and there are no other unusual conversion rights for the note holders except for standard anti-dilution provisions as contemplated in EITF 05-
02. The anti-dilution provisions cover common stock dividends, common stock splits or combinations, common stock purchase rights, asset or debt distributions to common stock holders and above market common stock purchases by the Company. The notes also allow early redemption of the notes by the holders or the Company on certain dates, but only at the principal amount plus accrued but unpaid interest.
Thus, we concluded that the notes are conventional convertible debt instruments and not subject to bifurcation and liability accounting under SFAS 133.

At the commitment date, the Company's shares were trading at approximately $13.15, which was $4.21 less than the conversion rate of $17.3581 per share. The Company has not recorded a beneficial conversion feature because the conversion feature was not "in-the-money" at the commitment date and thus had no intrinsic value on the issue date.


                            9

AMR acknowledges that the adequacy and accuracy of the disclosures in its filing with the Commission are the responsibility of the Company. The Company acknowledges that staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. The Company also acknowledges that staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the staff's assistance in this process and would be pleased to discuss with you at your earliest convenience any additional comments the staff may have.


                               Very truly yours,


                               /s/ Thomas W. Horton
                               Thomas W. Horton
                               Executive Vice President and
                               Chief Financial Officer
























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